November 15, 2018

Andrei Stoukan
Chief Executive Officer
United Express Inc.
4345 W. Post Road
Las Vegas, NV 89118

       Re: United Express Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed November 8, 2018
           File No. 333-227194

Dear Mr. Stoukan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2018 letter.

Form S-1/A filed on November 8, 2018

Prospectus Summary
Business Summary, page 5

1. We note from your response to our prior comment 3 that you appeared to generate revenue from Atlas Logistics, Envision Logistics, Sprinter Express and US Concierge
       Service by hiring five independent contractors to provide transportation services to deliver auto parts. Please briefly expand your disclosure on page 6 of your prospectus to disclose, if true, that you hired five independent contractors to provide transportation services to deliver auto parts. In addition, please clarify whether these contractors used their own
 Andrei Stoukan
United Express Inc.
November 15, 2018
Page 2
         trucks for the deliveries.
Information with Respect to the Registration
Competitive Business Conditions, page 22

2. We note your response to our prior comment 4 and reissue. Please explain to us what you mean by "United Express offers their clients and partners protection on their investment by keeping titles for cargo units for a period of one year." Please also explain (i) what a
         "unit" is and whether each unit will cost $50,000 and, if not, the price per unit, if known,
         (ii) the number of units you intend to offer, (iii) how you intend to offer the units, (iv)
         whether the units will contain common stock as well as the lien, and, if so, the number of shares of common stock, (v) whether the company must pay each unit holder $25,800 to release the lien per unit, (vi) when the company must pay the specified amount to release the lien, and (vii) the effect of the company's failure to pay each unit holder the specified amount for the release of the lien. As part of your response, please also provide an analysis as to whether or not the investor's investment in the van will be considered a security. In addition, please add a risk factor that addresses the risks associated with these units and the liens or tell us why you believe it is not necessary. Report of Independent Registered Accounting Firm, page F-1

3. We note your response to prior comment 7 and reissue. Please revise the language in the audit opinion to comply with the guidance in PCAOB AS 3101 and SEC Release 34-
         81916.
       You may contact Effie Simpson at 202-551-3346 or Lyn Shenk, Branch Chief, at 202-
551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210
with any other questions.



FirstName LastNameAndrei Stoukan                                Sincerely,
Comapany NameUnited Express Inc.
                                                                Division of
Corporation Finance
November 15, 2018 Page 2                                        Office of
Transportation and Leisure
FirstName LastName